Exhibit 99.1

Aurora Cannabis Completes Balance Sheet Restructuring

Full Repayment of Credit Facility Results in Principal and Interest Savings of ~$25 Million In the Next Year

NASDAQ | TSX: ACB

EDMONTON, AB, June 1, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it has completed the restructuring of its balance sheet. The second amended and restated credit facility, which matures on December 31, 2022, and consists of a term loan and revolver, was repaid in full, without penalty and at the Company's discretion, in the amount of approximately $89 million, including accrued interest.

The repayment results in interest and scheduled principal repayment reductions of approximately $25 million over the next year based on the outstanding balance at the time of repayment. After giving effect to the repayment, the Company's pro forma cash position was approximately $430 million as of May 31, 2021.

"We are pleased to have completed our balance sheet restructuring through the full repayment of our credit facility. Since assuming the CEO role late last year, I recognized having a strong balance sheet is critical in what is a very dynamic industry. Delivering on this priority allows us the ability to operate the business and pursue growth opportunities unconstrained by our balance sheet. Let me also express our appreciation to Aurora's lenders who have provided us with exceptional support throughout this process," stated Miguel Martin, Chief Executive Officer of Aurora Cannabis.

"Following this repayment, we continue to have a substantial cash position and the financial flexibility needed to fund current operations and execute our business plan. Further, to maximize our strategic opportunities including within the U.S., we have an at-the-market equity program to issue and sell up to US$300 million of common shares.  We are not expecting to access the ATM Program without an accretive use of proceeds," he concluded.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements  made in this news release include statements regarding the expected use of proceeds of the ATM Program and the completion of acquisitions. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 01-JUN-21